Pioneer Tax-Free Income Fund 6/30/01

Sub-Item 77C:  Submission of matters to a vote of security holders (N)

Sub-Item 77D:  Policies with respect to security investments (Y)

(a) None.

(b) None.

(c) None.

(d) None.

(e) None.

(f) None.

(g) Effective February 28, 2001 the Registrant may invest in medium investment grade securities (e.g., securities rated BBB or higher by Standard & Poor's Ratings Group ("S&P"), Baa or higher by Moody's Investors Service, Inc. ("Moody's") or determined to be of comparable quality by the Registrant's investment adviser). As of the same date, the Registrant may invest up to 10% of its net assets in below investment grade securities (e.g., securities rated below BBB by S&P, Baa by Moody's or determined to be of comparable quality by the Registrant's investment adviser).